Exhibit 1

HADERA PAPER LTD.
Industrial Zone, Hadera, Israel
_______________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on Monday, March 21, 2011
_____________________________________
Dear shareholder,

You are cordially invited to attend the Special General Meeting of the shareholders of Hadera Paper Ltd. (the “Company”) to be held at the registered office of the Company located at 1 Meizer St., Industrial Zone, Hadera, Israel on Monday, March 21, 2011, at 10:00 a.m. (Israel time) (the “Meeting”). The agenda for the Meeting is as follows:

1.	To elect Ms. Aliza Rotbard to serve as an external director of the Company for a three year term, commencing upon the date of the Meeting.

2.
To approve (subject to the approval of Proposal 1 above) the issuance of a letter of indemnification to Ms. Aliza Rotbard, as per the existing arrangement between the Company and the members of the Board of Directors.

The foregoing items of business are more fully described in the proxy statement (the “Proxy Statement”) accompanying this notice.

The approval of Proposals I requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a third of the total votes of shareholders, who are not controlling shareholders of the Company or anyone on their behalf, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The approval of Proposal II requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter.

Only the shareholders of the Company of record at the close of business on Thursday, February 17, 2011, will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.  Each shareholder of the Company is entitled to appoint a proxy to attend the Meeting and vote in his or her stead. A proxy will be effective only if received by the Company at least forty eight (48) hours prior to the time of the Meeting.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Yael Nevo, at 1 Meizer St., Industrial Zone, Hadera, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or www.maya.tase.co.il. Position Statements should be submitted to the Company no later than Sunday, February 27, 2011.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are held through a member of the Tel Aviv Securities Exchange Ltd. (“TASE”) may vote through a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”). The form of the voting deed can found them on the websites www.magna.isa.gov.il and www.maya.tase.co.il.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and vote your shares in person.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy and represent shares conferring in the aggregate at least one-forth (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Monday, March 28, 2011, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, the meeting shall be cancelled.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices at 1 Meizer St., Industrial Zone, Hadera, Israel, during normal business hours and by prior coordination with Ms. Yael Nevo (tel: +972-4-6349405).

By Order of the Board of Directors,
Yael Nevo
Corporate Secretary

Hadera, Israel
February 17, 2011

HADERA PAPER LTD.
Industrial Zone, Hadera, Israel

PROXY STATEMENT
SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), in connection with the solicitation by the Board of Directors of Hadera Paper Ltd. (the “Company”) of proxies to be voted at the Special General Meeting of the shareholders of the Company to be held on Monday, March 21, 2011 at 10:00 a.m. (Israel time), at the Company’s offices located at 1 Meizer St., Industrial Zone, Hadera, Israel (the “Meeting”), and at any adjournments or postponements thereof.  A copy of the Notice of General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about Thursday, February 17, 2011.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	To elect Ms. Aliza Rotbard to serve as an external director of the Company for a three year term, commencing upon the date of the Meeting.

2.
To approve (subject to the approval of Proposal 1 above) the issuance of a letter of indemnification to Ms. Aliza Rotbard, as per the existing arrangement between the Company and the members of the Board of Directors.

PROXIES; COUNTING OF VOTES

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board of Directors”).  A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its designated representative at least forty eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company covered thereby in accordance with the instructions of the shareholder executing such proxy.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares as well as a statement from the broker, bank or other nominee that it did not vote such shares, and must present such legal proxy at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.

The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting.  However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

Only shareholders of the Company of record at the close of business Thursday, February 17, 2011 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Yael Nevo, at 1 Meizer St., Industrial Zone, Hadera, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or www.maya.tase.co.il. Position Statements should be submitted to the Company no later than Sunday, February 27, 2011.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Following the Meeting, one or more shareholders holding, at the Record Date, Ordinary Shares, which represent at least five percent (5%) of the total voting rights in the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

QUORUM AND VOTING REQUIREMENTS

On February 14, 2011, the Company had 5,086,668 Ordinary Shares outstanding.

At the Meeting, each shareholder of record as of the Record Date will be entitled to one vote for each Ordinary Share held by him or her in respect of each matter to be voted upon.

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.   If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place.  If a quorum is not present within thirty minutes from the time appointed for the adjourned Meeting, the Meeting will be cancelled.

The approval of Proposal I requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a third of the total votes of shareholders, who are not controlling shareholders of the Company or anyone on their behalf, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The approval of Proposal II requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL I - ELECTION OF MS. ALIZA ROTBARD TO SERVE AS AN EXTERNAL
 DIRECTOR OF THE COMPANY FOR A THREE YEAR TERM, COMMENCING UPON
THE DATE OF THE MEETING

At the Meeting, shareholders will be asked to elect Ms. Aliza Rotbard as an external director of the Company for a three year term commencing upon the date of the Meeting. Ms. Rotbard will replace Mr. Amir Makov, who served as an external director of the Company for the past six years.

Herein below are details regarding Ms. Rotbard:

Ms. Aliza Rotbard (65) currently serves a director of several Israeli companies, including Hilan Tech Ltd., B.G.I., Mobile Max Technologies Ltd., Pointer Telocation Ltd. and Shagrir Systems Ltd. Ms. Rotbard also currently serves as an external director of Kamada Ltd., WideMed Ltd., Orad Hi Tech Systems Ltd., Proseed, Queenco Leisure International Ltd., R.V.B. Holdings Ltd. and Kamur Ltd. Between 2003 and March 17, 2009, Ms. Rotbard also served as an external director of Clal Industries and Investments Ltd.  In past years, Ms. Rotbard served as an external director of Pilat HR Solutions Ltd., Nexus Telecommunications Systems Ltd.-Pointer Telocation Ltd. and as a director of WG-Sapanut. Ms. Rotbard holds a BS.c in Mathematic and Physics from the Hebrew University of Jerusalem.

Ms. Rotbard notified the Company that she complies with all requirements under the Israeli Companies Law, 5759-1999 (the “Companies Law”) for serving as an external director.  In addition, the Board of Directors has determined that Ms. Rotbard posses accounting and financial expertise, as required under the Companies Law. Finally, the Audit Committee of the Board of Directors determined that Ms. Rotbard’s previous business and commercial relationship with an affiliated company does not affect her independence for the purpose of the Companies Law and the regulations promulgated thereunder.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Ms. Aliza Rotbard as an external director of the Company for a three-year term, commencing upon the date of the Meeting.”

PROPOSAL II –  APPROVAL (SUBJECT TO THE APPROVAL OF PROPOSAL 1
 ABOVE) OF THE ISSUANCE OF A LETTER OF INDEMNIFICATION TO MS. ALIZA
 ROTBARD, AS PER THE EXISTING ARRANGEMENT BETWEEN THE COMPANY
 AND THE MEMBERS OF THE BOARD OF DIRECTORS

Pursuant to the resolutions of the general meetings of the Company dated June 21, 2006 and July 14, 2004, and in accordance with the Companies Law, the Company issued letters of indemnification to all the directors and officers of the Company, including directors that may be considered controlling shareholders in the Company (Messrs. Zvi Livnat and Mr. Issac Manor), by virtue of being controlling shareholders in IDB Holding Company Ltd., which is an indirect controlling shareholders of the Company.

The Company has undertaken to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification.  The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

Subject to the approval of Proposal 1 above, the Company intends to issue a similar letter of indemnification to Ms. Rotbard, as per the existing arrangement between the company and the members of the board of directors.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve (subject to the approval of Proposal 1 above) the issuance of a letter of indemnification to Ms. Aliza Rotbard, as per the existing arrangement between the Company and the members of the Board of Directors.”

OTHER MATTERS

The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of General Meeting.  If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors,
Yael Nevo
Corporate Secretary

Hadera, Israel
February 17, 2011